United States securities and exchange commission logo





                              July 19, 2023

       Roman Zhezhel
       President
       Alixo-Yolloo Corporation
       1065 SW 8th St
       Miami, FL 33130

                                                        Re: Alixo-Yolloo
Corporation
                                                            Registration
Statement on Form S-1
                                                            Filed June 22, 2023
                                                            File No. 333-272825

       Dear Roman Zhezhel:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Form S-1 filed June 22, 2023

       Summary Financial Information, page 10

   1. We note that total stockholder's deficit at February 28, 2023 in the table here does not agree with total
stockholders' equity in the balance sheet. Please revise.
       Risk Factors
       Because Our Board of Directors Outside of the United States..., page 13

   2. You state that your principal office is in Miami, FL but your principal operations are located outside of the
United States and your directors are not residents of the United
                                                        States. Please disclose
the location of your principal operations and the location of your directors in the
prospectus summary and risk factors.
 Roman Zhezhel
Alixo-Yolloo Corporation
July 19, 2023
Page 2
Management's Discussion and Analysis or Plan of Operation
Results of Operations, page 23

3. We note that you generated $2,245 revenue in fiscal year 2022, but $0 revenue in fiscal year 2023. Please clarify the nature of that revenue and if it is related to your ongoing business of the Alixo app. or the API rental business.
Description of Business, page 25

4. We note that you refer to yourself as a development stage company on page 27 and that your business plan includes continuously improving the user experience of your products and services. Please address the following:
             Clarify the completeness of the development of Alixo and whether it is still in the beta or testing stage, or if it is available for full commercialization.
             Clarify whether there is a cost to currently download the Alixo app from Google Play store or any application distributor.
             Clarify the number of downloads and registered users of your Alixo app.
             Clarify whether your API library currently exists and the size and scope of the APIs currently available for rent.
             Clarify whether you must have an agreement with popular music streaming services for your app. to operate, such as licenses for their APIs.
             Clarify how or who maintains, services, updates, or provides support for the Alixo app or API rental service.
5. Please briefly describe how the Alixo app was developed. We note, for example, that you have nearly $35,000 in acquired intangible assets on your balance sheet. Please clarify if the Alixo app was developed internally, either by your founders or through a contractor, or if it was primarily acquired. If it was acquired, please describe the terms of that acquisition as appropriate.
6.       Please clarify the basis for your belief that the Alixo app    will be
widely popular,
            gaining popularity,    or    the app   s popularity will continue
to rise.    Provide actual user
         or revenue information to support such assertions.
Director, Executive Officer, Promoter and Control Person, page 30

7. Please describe the role of your management as to the operations of your company. Your sole officer is listed as Roman Zhezhel, but you disclose that your director Rassul
         Sadakbayev is responsible for all your operations. Please clarify the role of Zhezhel in the development and operation of your business.
8. Please revise your management biographies to clarify whether Mr. Zhezhel has any full-
FirstName LastNameRoman Zhezhel
       time employment or business ventures that require a material amount of time outside of
Comapany    NameAlixo-Yolloo
       his duties               Corporation
                  at Alixo-Yolloo.
July 19, 2023 Page 2
FirstName LastName
 Roman Zhezhel
FirstName  LastNameRoman
Alixo-Yolloo  Corporation Zhezhel
Comapany
July       NameAlixo-Yolloo Corporation
     19, 2023
July 19,
Page  3 2023 Page 3
FirstName LastName
Certain Relationships and Related Transactions, page 33

9. Please disclose whether Mr. Sadakbayev may demand repayment of his loans to you at any time. Also, clarify your disclosure that "Mr. Sadakbayev has no formal commitment, arrangement, or legal obligation to advance or loan funds to the company." We note that you filed a loan agreement made in 2019 between the company and Mr. Sadakbayev.
         Clarify whether the loan agreement is non-binding and/or whether the agreement has been amended.
Plan of Distribution, page 34

10. You state that the offering will continue for one year (365 days) but state elsewhere that the offering is for 240 days. Please revise.
General

11. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Megan Akst, Senior Staff Accountant, at (202) 551-3407 or Kathleen
Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim, Staff Attorney, at
(202) 551-3297 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of
Technology
cc:      Blaze Gries, CPA